THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

DISCLOSEABLE TRANSACTION

27 December 2006

CONTENTS

In this circular, the following terms and expressions shall have the following meanings, unless otherwise defined or the context otherwise requires:

"Ashmore"	Ashmore Investment Management Limited;
"Board"	the board of directors of the Company;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"DMCI"	DMCI Holdings, Inc., a company incorporated in the Philippines, whose shares are listed on the Philippine Stock Exchange;
"DMCI-MPIC"	the DMCI-MPIC Water Company Inc., a company incorporated in the Philippines, a 50:50 joint venture of DMCI and MPIC, the Consortium's (as defined below) bidding vehicle in respect of the acquisition of interest in Maynilad;
"Group"	the Company and/or its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Latest Practicable Date"	21 December 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"Maynilad"	Maynilad Water Services, Inc., a company incorporated in the Philippines;
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers;
"MPIC"	Metro Pacific Investments Corporation, a Philippine corporation in which the Company has approximately a 96% indirect attributable economic interest and which has its shares listed on the Philippine Stock Exchange;

"MWSS"	The Philippines' Metropolitan Waterworks and Sewerage System;
"Philippines"	The Republic of the Philippines;
"Php"	The Philippine peso, the official currency of the Philippines;
"PRC"	The People's Republic of China;
"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-Executive Directors:
Graham L. Pickles
Professor Edward K.Y. Chen, GBS,CBE, JP
David W.C. Tang,
OBE, Chevalier de L'Ordre des Arts et des Lettres

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

27 December 2006

To the shareholders of the Company for information only

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

Reference is made to the announcement dated 5 December 2006 issued by the Company in respect of a discloseable transaction relating to the acquisition of an interest by the Company through MPIC in Maynilad as more particularly detailed in this circular below. The purpose of this circular is to provide you with further information in relation to such acquisition by the Company.

The Company is pleased to announce that MWSS has accepted a bid to acquire an 83.97% interest in Maynilad made by a company established by a consortium which includes MPIC (the "Consortium"). Maynilad holds an exclusive concession, granted by MWSS on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila. The 25 year concession was granted in 1997 and will continue until May 2022. Maynilad's exclusive service area comprises approximately 540 sq. kilometres of West Metro Manila and includes eight cities and three municipalities in the Metro Manila area and one city and five municipalities in Cavite province, which is a rapidly industrialising province in the Philippines located due south of the Greater Manila region. The total population of Maynilad's service area exceeds 8 million and its network facilities include two water treatment plants and approximately 4,100 kilometres of pipes and aqueducts.

MEMBERSHIP OF THE CONSORTIUM

The Consortium's winning bid was made as part of a competitive tender process, the result of which was announced on 5 December 2006. MPIC has a 50% interest in the Consortium.

The other member of the Consortium is DMCI, which holds the remaining 50% interest in the Consortium. DMCI is a leading construction company in the Philippines and currently manages Subic Water & Sewerage Company, Inc. DMCI's shares have been listed on the Philippine Stock Exchange since 1995.

Agreement in principle has been reached with Ashmore for special situations funds managed by Ashmore to directly or indirectly participate in up to 50% of the Company's attributable interest (through MPIC) in the proposed investment in Maynilad and the obligations related thereto. The participation of Ashmore's managed funds would correspondingly reduce the Company's attributable interest in, and commitment in respect of, the proposed investment in Maynilad. The details of the participation of Ashmore's managed funds in the investment have yet to be finalised. Further announcement(s) will be made, as appropriate, following finalisation of the terms of Ashmore's participation. Ashmore, which is based in London, is one of the world's leading specialist emerging market managers, managing approximately US$23 billion in pooled funds, segregated accounts and structured products for pension funds, central banks and other institutional investors.

To the best of the knowledge, information and belief of the Board, having made all reasonable enquiries, each of the ultimate beneficial owners of MWSS, Maynilad, Ashmore and DMCI are third parties independent of the Company and its connected persons.

TERMS OF THE CONSORTIUM'S WINNING BID

The terms of the Consortium's winning bid comprise:

(a) the payment of an amount of US$56.7 million in cash in respect of the acquisition of 83.97% of the equity in Maynilad, the repayment of financial assistance previously provided by MWSS to Maynilad and interest. The payment of this amount was stipulated by the terms of the bidding process as the minimum financial bid and comprises US$22.7 million consideration in respect of the acquisition of 83.97% of the equity in Maynilad, US$31.0 million in respect of the repayment of financial assistance previously provided by MWSS to Maynilad and US$3.0 million in respect of interest;

(b) the contribution by DMCI-MPIC of an aggregate amount of additional equity to Maynilad of US$447.2 million over three years. The proceeds of the additional equity contribution to Maynilad will be used by Maynilad for capital expenditure and to repay existing creditors of Maynilad. Maynilad currently has approximately US$256.8 million of debt that is subject to various debt restructuring agreements. It is a term of the bidding process that, if not paid in cash, the additional equity capital contributions to Maynilad are required to be supported by a standby letter of credit issued by a BBB rated bank; and

(c) as mandatory requirements of the terms of the bidding process, the establishment of a performance bond to be provided by DMCI-MPIC in an amount of US$12.0 million in respect of Maynilad's obligations under the concession and the payment of transaction fees and expenses of approximately US$16.9 million.

The consideration was determined in the context of a competitive bidding process. Completion of the acquisition of the equity in Maynilad is scheduled to take place on 10 January 2007. The standby letter of credit supporting the obligation of DMCI-MPIC to make an additional equity contribution to Maynilad, as referred to in (b) above, will also be delivered on completion.

DMCI-MPIC paid an aggregate amount of US$120 million into escrow at the time of submission of its bid, which amount will, following DMCI-MPIC's bid having been accepted, be applied towards the total investment by DMCI-MPIC in Maynilad described above. The amount of US$120 million paid into escrow has been provided by the members of the Consortium on a pro rata basis. Funds in the escrow will be applied to subscribe for shares in DMCI-MPIC upon completion of the acquisition.

Details of the overall financing plan for the investment have yet to be finalised by the members of the Consortium. However, it is currently anticipated that the balance of US$412.8 million of the total investment amount in connection with the Consortium's bid will be financed by DMCI-MPIC from shareholders' loans and/or equity contributions to DMCI-MPIC from the members of the Consortium, project financing with or without recourse to the Company, MPIC, DMCI and the Ashmore managed funds, or by a

combination of the foregoing. MPIC's proportion of any amount to be provided to DMCI-MPIC in the form of equity and/or shareholders' loans will be provided by MPIC or the Company in accordance with the applicable requirements of the Listing Rules. The obligation of DMCI-MPIC to provide the balance of US$412.8 million of its total investment amount in Maynilad, by way of subscription for equity in Maynilad, will initially be supported by a standby letter of credit to be obtained by DMCI-MPIC.

RATIONALE FOR THE INVESTMENT

The Board believes that the terms of MPIC's participation in the Consortium and the Consortium's investment in Maynilad are fair and reasonable and in the interests of the Company's shareholders as a whole. Water distribution is an essential infrastructure service and has the potential to provide stable operating cash flows. Maynilad has over 15 years remaining of a 25 year exclusive concession to provide water to West Metro Manila, an extensive and populous area covering eight cities and three municipalities in the Metro Manila area and one city and five municipalities in Cavite province, which is a rapidly industrialising province. Manila Water is the only other water distributor in Manila and holds the concession to provide water in East Metro Manila. The exclusivity of the concessions and the complexity of the water distribution and waste water facilities make the possibility of new entrants in this sector highly unlikely. Moreover, turnaround opportunities for new management exist, given that Maynilad has undergone an extended period of rehabilitation and limited investment in infrastructure and technology. The Company believes that there is significant upside potential in improving revenue water performance and other operational inefficiencies and that the anticipated stable operating cash flows provide an opportunity for attractive returns from the investment. The Company expects to realise a profit from the transaction upon completion as having acquired Maynilad at a discount and given that the fair values of the net assets acquired are likely to be higher than the cost of the acquisition. The exact amount of profit can only be determined after the completion of the acquisition and the fair value exercise. The assets and liabilities of the Group are expected to increase following the acquisition.

LISTING RULES IMPLICATIONS

The Consortium has been formed as a 50:50 venture and, accordingly, currently anticipates that the Company, through MPIC, will provide 50% of the investment amount. However, as referred to above, agreement in principle has been reached for a participation in the investment by funds managed by Ashmore and details of the overall financing plan for the investment have yet to be finalised. It is anticipated, however, that the Company's and MPIC's total cash investment in respect of the acquisition and financial support to DMCI-MPIC in respect of DMCI-MPIC's standby letter of credit requirements will not exceed US$267 million.

Accordingly, the investment in Maynilad is a discloseable transaction for the Company under the Listing Rules.

GENERAL

The net asset value of Maynilad is Php 2,251 million (approximately US$42.4 million). The net profit of Maynilad before and after taxation and extraordinary items was Php 1,445 million (approximately US$26.3 million) and Php 1,416 million (approximately US$25.7 million), respectively, for the financial year ended 31 December 2005. Maynilad incurred a net loss before and after taxation and extraordinary items, of Php 2,287 million (approximately US$40.8 million) and Php 2,310 million (approximately US$41.2 million), respectively, for the financial year ended 31 December 2004.

The Company is a Hong Kong based investment and management company with operations in Southeast Asia. The Company's principal business interests relate to telecommunications and consumer food products.

The Company's investment in DMCI-MPIC will be accounted for by the Company as an investment in an associated company or jointly controlled entity.

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Board collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary Shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963 (c)(i)	44.26	–
Manuel V. Pangilinan	6,026,759 (p)	0.19	31,800,000
Edward A. Tortorici	27,252,131 (p)	0.85	17,680,000
Robert C. Nicholson	–	–	24,500,000
Ambassador Albert F. del Rosario	–	–	2,840,000
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	1,000,000
Edward K. Y. Chen, *GBS, CBE, JP*	–	–	2,840,000

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares in the Company. Of this 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited.

The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 188,101 common shares[P] and 564,303 warrants[P] in MPIC, 201,933 common shares[P] in Philippine Long Distance Telephone Company ("PLDT") and 360 preferred shares[P] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares[P] in Pilipino Telephone Corporation.

- Edward A Tortorici owned 767,469 common shares[P] in Metro Pacific Corporation, 17,399 common shares[c] and 52,197 warrants[c] in MPIC and 104,874 common shares[P] in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares[c] in PT Indofood Sukses Makmur Tbk ("Indofood").

- Tedy Djuhar owned 15,520,335 ordinary shares[c] in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares[c] in Indofood.

- Anthoni Salim owned 632,370 ordinary shares[c] in Indofood.

- Albert F. del Rosario owned 100,025 common shares[P] in PLDT, 1,560 preferred shares[P] in PLDT, 32,231,970 preferred shares[P] in Prime Media Holdings, Inc. ("PMH") as nominee for another person, 4 common shares[P] in PMH as beneficial owner, 100 common shares[P] in Negros Navigation Co., Inc., 4,922 common shares[P] in Costa de Madera Corporation, 19,999 common shares[P] in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share[P] in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares[P] in Metro Pacific Land Holdings Inc., and 80,000 common shares[P] in Metro Strategic Infrastructure Holdings, Inc.

[P] = Personal interest, [c] = Corporate interest

As at the Latest Practicable Date, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and Stock Exchange.

(ii) Interests of Substantial Shareholders

As at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, have an interest or short position in the shares of the Company and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, is interested in 1,418,525,963 ordinary shares of the Company (long position) at the Latest Practicable Date, representing approximately 44.26 per cent of the Company's issued share capital, by way of its 46.8 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL- BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at the Latest Practicable Date, representing approximately 24.66 per cent of the Company's issued share capital. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in footnote (i), above of the table on page 9 of this Circular. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at the Latest Practicable Date, representing approximately 19.60 per cent of the Company's issued share capital. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 348,724,702 ordinary shares of the Company in December 2006, representing approximately 10.88 per cent of the Company's current issued share capital. At the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.39 per cent of the Company's current issued share capital. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

3. SERVICE CONTRACTS

Mr. Tortorici has a service contract with the Company expiring on 31 December 2007. The amount of fixed remuneration payable under the contract, excluding arrangements for pension payments, is currently US$1,035,000 per annum, payable in arrears over 12 months at the rate of US$86,250 per month.

The amounts of any variable remuneration payable under the contract include annual discretionary bonus equal to 0% to 50% of the base annual fee, participation in the share option scheme of the Company adopted on 24 May 2004, as well as any other perquisites and benefits customarily provided to senior executive officers of the Company. Upon the expiration of Mr. Tortorici's employment, he will be granted an augmented retirement benefit calculated based on two months' pay for every completed year of full time service to the Company, starting from August 1987.

Other than as described above, no Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

6. MISCELLANEOUS

(i) The company secretary of the Company is Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS, FCIS.

(ii) The qualified accountant of the Company is Richard L. Beacher, BA(Hon) in Economics and Accounting, FCCA, CPA.

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The head office and principal place of business of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

6. 其他資料

(i) 本公司之公司秘書為李麗雯女士(理學碩士(公司管治及董事學)、文學學士、FCS、FCIS)。

(ii) 本公司之合資格會計師為利翊緯先生(經濟及會計文學(榮譽)學士、FCCA、執業會計師)。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda,而本公司之總辦事處兼主要營業地點則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited,位於Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda。

(v) 股份登記及過戶處(香港分署)為香港中央證券登記有限公司,位於香港灣仔皇后大道東一八三號合和中心四十六樓。

(vi) 若本通函之中文版內容與英文版出現歧義,概以英文版為準。

(d) Brandes Investment Partners, LP（「Brandes」），一間美國公司，於二零零六年十二月，Brandes 通知本公司其持有本公司348,724,702股普通股，約佔本公司現有已發行股本之10.88%。於最後實際可行日期，本公司並無接獲有關Brandes於本公司股權變動之其他通知。

(e) Marathon Asset Management Limited（「Marathon」），該公司於英國註冊成立。於二零零五年十一月，Marathon通知本公司其持有本公司204,709,173股普通股，約佔本公司現有已發行股本之6.39%。於最後實際可行日期，本公司並無接獲有關Marathon於本公司股權變動之其他通知。

3. 服務合約

唐勵治先生與本公司訂有服務合約，合約將於二零零七年十二月三十一日屆滿。根據合約應付之固定酬金金額（不包括退休金安排），目前為每年1,035,000美元。酬金須分12個月支付，以每月月底支付86,250美元方式進行。

根據合約應付的任何浮動酬金金額，包括相等於基本年度袍金0%-50%的年度酌情花紅、參與本公司於二零零四年五月二十四日採納的購股權計劃、以及任何其他提供予本公司高級行政人員的額外補貼及福利。於唐勵治先生的受聘期屆滿後，彼將獲發額外退任福利，而有關福利乃按自一九八七年八月起，於本公司全職服務的每個完整年度可獲發兩個月月薪計算。

除以上所述者外，概無其他董事與本公司訂立本公司若不作賠償（法定補償除外）則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後實際可行日期，本公司及其任何附屬公司概無牽涉任何重大之訴訟或仲裁，以及就董事所知，本集團之成員公司亦沒有面對任何尚未了結或對其構成威脅的重大候審訴訟或索償要求。

5. 競爭權益

於最後實際可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

除上文披露者外，於最後實際可行日期，概無本公司董事及行政總監於本公司或任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中，擁有或被視作擁有：(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 主要股東權益

就本公司董事或行政總監所知，於最後實際可行日期，下列人士（本公司董事或行政總監除外）為須根據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司股份或本公司相關股份的權益或淡倉，或直接或間接擁有於任何情況下在本集團任何其他成員公司股東大會投票之任何類別股本面值10%或以上權益：

(a) Salerni International Limited（Salerni），該公司在英屬處女群島註冊成立。於最後實際可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.8%權益及於First Pacific Investments (BVI) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,418,525,963股普通股，約佔本公司已發行股本44.26%。

(b) FPIL-Liberia，該公司在利比里亞共和國註冊成立。於最後實際可行日期，FPIL-Liberia 實益擁有本公司790,229,364 股普通股，約佔當日本公司已發行股本之24.66%。FPIL-Liberia 由本公司主席（林逢生）以及三位非執行董事（林文鏡、林宏修及Ibrahim Risjad）擁有，各人所佔之權益已列示於第9頁列表註腳(i)。林逢生先生被視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，該公司在英屬處女群島註冊成立。於最後實際可行日期，FPIL-BVI 實益擁有628,296,599股普通股，約佔當日本公司已發行股本之19.60%。本公司的主席林逢生擁有FPIL-BVI全部已發行股本之實益權益。因此，林氏被視為擁有FPIL-BVI 所持股份的權益。

(i) *林逢生擁有First Pacific Investments (BVI) Limited 100%權益，而該公司則擁有本公司628,296,599股普通股。於該公司股份中，33.334%由林逢生直接持有，而66.666%則由Salerni International Limited持有（林逢生直接持有Salerni International Limited全部已發行之股本）。林逢生亦持有First Pacific Investments Limited 56.8%權益，而該公司則持有本公司790,229,364股普通股。於該公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。*

First Pacific Investments Limited餘下之43.2%權益分別由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad分別持有30%、10%及3.2%。

(b) *於相聯法團股份好倉*

- 彭澤仁擁有188,101股MPIC之普通股(p)及564,303份MPIC之認股權證(p)、以實益擁有人身份擁有201,933股Philippine Long Distance Telephone Company（「PLDT」）之普通股(p)及360股PLDT優先股(p)，並以代理人身份代表另一位人士持有15,417股PLDT普通股，以及3,500,000股Pilipino Telephone Corporation之普通股(p)。

- 唐勵治擁有767,469股Metro Pacific Corporation之普通股(p)、17,399股MPIC之普通股(c)及52,197份MPIC之認股權證(c)及104,874股PLDT之普通股(p)。

- 林文鏡擁有15,520,335股PT Indofood Sukses Makmur Tbk（「Indofood)」之普通股(c)。

- 林宏修擁有15,520,335股Indofood之普通股(c)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(c)。

- 林逢生擁有632,370股Indofood之普通股(c)。

- Albert F. del Rosario擁有100,025股PLDT 之普通股(p)、1,560股PLDT 之優先股(p)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc.（「PMH」）之優先股(p)、以實益擁有人身份擁有4股PMH之普通股(p)、100股Negros Navigation Co., Inc.之普通股(p)、4,922股Costa de Madera Corporation 之普通股(p)、以實益擁有人身份擁有19,999股FPD Savills Consultancy Philippines, Inc.之普通股(p)、以若干信託受益人身份擁有1股FPD Savills Consultancy Philippines, Inc.之普通股(p)、15,000股Metro Pacific Land Holdings Inc. 之普通股(p)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(p)。

(p) = 個人權益；(c) = 法團權益

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

2. 披露權益

(i) 董事擁有本公司及其相聯法團之權益

於最後實際可行日期，本公司董事及行政總監於本公司之股份及於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據標準守則知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份好倉

姓名	普通股	約佔已發行股本之百分比 (%)	普通股購股權
林逢生	1,418,525,963[c][i]	44.26	–
彭澤仁	6,026,759[p]	0.19	31,800,000
唐勵治	27,252,131[p]	0.85	17,680,000
黎高臣	–	–	24,500,000
Albert F. del Rosario 大使	–	–	2,840,000
謝宗宣	–	–	2,840,000
Graham L. Pickles	–	–	1,000,000
陳坤耀 *(金紫荊星章、CBE、太平紳士)*	–	–	2,840,000

一般資料

Maynilad之資產淨值為2,251,000,000披索(約42,400,000美元)。Maynilad截至二零零五年十二月三十一日止財政年度除稅及非經常項目前後之純利分別為1,445,000,000披索(約26,300,000美元)及1,416,000,000披索(約25,700,000美元)。Maynilad截至二零零四年十二月三十一日止財政年度除稅及非經常項目前後之虧損淨額則分別為2,287,000,000披索(約40,800,000美元)及2,310,000,000披索(約41,200,000美元)。

本公司是以香港為基地之投資及管理公司,業務遍及東南亞。本公司之主要業務權益範圍包括電訊產品及消費食品。

本公司於DMCI-MPIC之投資將由本公司以聯營公司或共同控制實體之投資項目列賬。

閣下務請注意本通函附錄所載資料。

此致

本公司列位股東 參照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁

二零零六年十二月二十七日

DMCI-MPIC提供之任何款項部份將由MPIC或本公司根據上市規則適用規定提供。DMCI-MPIC以認購Maynilad股權之方式提供Maynilad總投資餘額412,800,000美元之責任，初步將以DMCI-MPIC獲發之備用信用證作保證。

進行投資之理據

董事會相信，MPIC參與財團之條款以及財團於Maynilad之投資均屬公平合理，且符合本公司股東之整體利益。供水是重要之基建服務，具有提供穩定經營現金流量之潛力。Maynilad向馬尼拉都會西部地區提供用水之25年專營權尚餘超過15年，馬尼拉都會西部地區為範圍廣闊、人煙稠密之地區，覆蓋馬尼拉都會區內之八個城市及三個直轄市，及工業最為蓬勃的省份Cavite省內一個城市及五個直轄市。Manila Water為馬尼拉僅有兩家供水商之一，持有為馬尼拉都會東部地區提供用水之經營權。專營權及精密之供水及污水處理設施，大抵已將擬參與此行業之新業者拒諸門外。此外，由於Maynilad已進行一段長時間重整計劃，而其於基建及技術之投資亦有限，故新管理層可能發掘將其表現扭轉的機遇。本公司相信有關投資擁有潛在機會，將有效改善供水收入表現及其他營運不足，並預期穩定之經營現金流量有機會為該項投資帶來可觀回報。本公司預期，由於按折讓收購Maynilad，加上所收購之資產淨值公平價值很可能高於收購成本，故交易完成後將可錄得溢利。然而，溢利之實際金額須於交易完成及計算公平價值後方可釐訂。預期本集團之資產及負債將於收購後有所增加。

上市規則含義

財團成立為一間50:50之控股合營企業，因此，目前預期本公司將透過MPIC提供投資金額之50%。然而，如上文所述，原則上已達成協議接納Ashmore管理基金參與相關投資，惟投資之整體融資計劃詳情尚未落實。然而，預期本公司及MPIC就收購及向DMCI-MPIC提供有關DMCI-MPIC備用信用證之財務保證之總現金投資將不會超過267,000,000美元。

因此，根據上市規則，於Maynilad之投資為本公司之一項須予披露之交易。

財團中標之條款

財團中標之條款包括：

(a) 就收購Maynilad之83.97%股權而以現金支付56,700,000美元，以及償還由MWSS先前向Maynilad提供之財務資助及利息。該筆款項按競投過程之條款被視為最低財務出價，其包括收購Maynilad 83.97%股權之代價22,700,000美元，以及償還MWSS先前向Maynilad提供之財務資助31,000,000美元及相關利息3,000,000美元；

(b) DMCI-MPIC將按三年期向Maynilad額外股權出資合共447,200,000美元。向Maynilad提供之額外股權注資所得款項將由Maynilad用於資本開支及向Maynilad之現有債權人還款。現時，Maynilad就多項債務重組協議而承擔之債務約為256,800,000美元。競投過程之條款訂明，Maynilad額外股權出資倘若並非以現金付款，則須由BBB評級之銀行發出備用信用證保證；及

(c) 競投過程條款訂有強制規定，須就Maynilad於經營權之責任成立由DMCI-MPIC提供之12,000,000美元履約保證，並支付交易費及開支約16,900,000美元。

代價乃按競投過程之內容釐定。收購Maynilad股權預期於二零零七年一月十日完成，而保證DMCI-MPIC向Maynilad作出額外股權注資責任之備用信用證（見上文(b)）亦將於完成時交付。

DMCI-MPIC已於投標時支付合共120,000,000美元予代理人，而該筆款項將於DMCI-MPIC之投標獲接納後，納入上述DMCI-MPIC於Maynilad之總投資內。已付予代理人之120,000,000美元乃由財團成員按比例提供。存置於代理人之款項將於收購完成後用作認購DMCI-MPIC之股份。

財團成員尚未落實涉及投資之整體融資計劃詳情。然而，目前預期涉及財團投標之總投資餘額為412,800,000美元，將由DMCI-MPIC以股東貸款及／或財團成員對DMCI-MPIC之股權出資、向本公司、MPIC、DMCI及Ashmore管理基金提供之具有或不具追索權之項目融資、或同時以上述方式撥付。MPIC以股權及／或股東貸款向

本公司欣然宣佈，MWSS已接納由成員包括MPIC之一家財團（「財團」）成立之一間公司提出收購Maynilad 83.97%權益之投標。Maynilad擁有由MWSS代表菲律賓政府授出之專營權，為馬尼拉都會西部地區提供用水及污水處理服務，該項25年經營權於一九九七年授出，並將直至二零二二年五月為止。Maynilad之獨家服務地區包括馬尼拉都會西部約540平方公里，以及包括馬尼拉都會區內之八個城市及三個直轄市，及位於大馬尼拉地區南部、菲律賓工業最為蓬勃的省份Cavite省內一個城市及五個直轄市。Maynilad服務範圍之總人口超過8,000,000人，而其網絡設施包括兩座用水處理廠，以及長約4,100公里之管道及導水管。

財團之成員

財團於競投過程中標，有關結果已於二零零六年十二月五日公佈。MPIC擁有財團之50%權益。

財團之其他成員為持有財團其餘50%權益之DMCI。DMCI為菲律賓知名之建築工程公司，目前管理Subic Water & Sewerage Company, Inc.。DMCI股份自一九九五年於菲律賓證券交易所上市。

本公司原則上已與Ashmore達成協議，由Ashmore管理之特別情況基金，以直接或間接方式參與本公司（透過MPIC）於Maynilad建議投資之應佔權益及相關責任最多50%。Ashmore管理基金參與投資，將令本公司於Maynilad建議投資之應佔權益及相關承擔相應減少。Ashmore管理投資基金參與投資之詳情尚未落實。在落實Ashmore參與條款後，本公司將於適當時候再作公告。以倫敦為基地之Ashmore為享譽全球的專業新興市場經理之一，旗下為退休金、中央銀行及其他機構投資者管理之匯集基金、獨立賬戶及結構性產品價值超過230億美元。

董事會於作出一切合理查詢後，據其所知、所悉及所信，MWSS、Maynilad、Ashmore及DMCI各自之最終實益擁有人均為獨立於本公司及其關連人士之第三方。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)
網址：http://www.firstpacco.com
(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁 *(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣

獨立非執行董事：
Graham L. Pickles
陳坤耀教授 *(金紫荊星章、CBE、太平紳士)*
鄧永鏘 *(OBE、Chevalier de L'Ordre des Arts et des Lettres)*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

敬啟者：

須予披露之交易

緒言

茲提述本公司於二零零六年十二月五日就有關本公司透過MPIC收購Maynilad之權益（於本通函下文詳述）之一項須予披露之交易而刊發之公告。本通函旨在向　閣下提供有關本公司進行該項收購之其他資料。

「MWSS」	指	菲律賓之Metropolitan Waterworks and Sewerage System；
「菲律賓」	指	菲律賓共和國；
「披索」	指	菲律賓披索，菲律賓之官方貨幣；
「中國」	指	中華人民共和國；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；及
「聯交所」	指	香港聯合交易所有限公司。

於本通函內，除非另有界定者或文意另有所指，否則以下詞彙及詞語具備以下涵義：

「Ashmore」	指	Ashmore Investment Management Limited；
「董事會」	指	本公司之董事會；
「本公司」	指	第一太平有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市；
「董事」	指	本公司之董事；
「DMCI」	指	DMCI Holdings, Inc.，一家於菲律賓註冊成立之公司，其股份於菲律賓證券交易所上市；
「DMCI-MPIC」	指	DMCI-MPIC Water Company Inc.，一家於菲律賓註冊成立之公司，為DMCI及MPIC平均擁有50:50之合營企業，即財團（見下文定義）就收購Maynilad權益之投標公司；
「本集團」	指	本公司及／其不時之附屬公司；
「香港」	指	中國香港特別行政區；
「最後實際可行日期」	指	二零零六年十二月二十一日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「Maynilad」	指	Maynilad Water Services, Inc.，一家於菲律賓註冊成立之公司；
「標準守則」	指	上市公司董事進行證券交易之標準守則；
「MPIC」	指	Metro Pacific Investments Corporation，本公司於其中擁有約96%間接應佔經濟權益之菲律賓法團，其股份於菲律賓證券交易所上市；

目　錄

頁次

此乃重要通函 請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢 閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

須予披露之交易

二零零六年十二月二十七日